

May 10, 2011

Eva Chen
Chief Financial Officer
Siliconware Precision Industries Co., Ltd.
No. 123, Sec. 3, Da Fong Road
Tantzu, Taichung, Taiwan, R.O.C.

> **Re:** **Siliconware Precision Industries Co., Ltd.**
> **Form 20-F for year ended December 31, 2010**
> **Filed April 26, 2011**
> **File No. 0-30702**

Dear Ms. Chen:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 15. Controls and Procedures, page 74</u>

1.  We note your statement that "…even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives."  Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Note 32.  Additional Disclosure Required by U.S. GAAP, page F-62

(8) – Inventory Provision, page F-68

2.  We note your disclosure that your inventory accounting is identical under R.O.C GAAP and U.S. GAAP.  We further note from your disclosures on page F-20 that for purposes of R.O.C GAAP you recognized a gain of NT$25,222 for the recovery in market value of your inventory.   Please address the following:

- Explain to us how your inventory accounting for U.S. GAAP purposes complies with SAB Topic 5.BB.
- Quantify the amount of inventory that was written up during the year which was still recorded on your December 31, 2010 balance sheet.  Explain how you treated this inventory for U.S. GAAP purposes at December 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters.  In this regard, do not hesitate to contact me at (202) 551-3643 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief